Barclays Capital Inc.
Statement of Financial Condition
December 31, 2016



Barclays Capital Inc.
Index
December 31, 2016



Report of Independent Registered Public Accounting Firm

To the Management of Barclays Capital Inc.:

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Barclays Capital Inc. as of December 31, 2016, in conformity with accounting principles generally accepted in the United States of America. The statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on the statement of financial condition based on our audit. We conducted our audit of the statement of financial condition in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

March 1, 2017

PricewaterhouseCoopers LLP, PricewaterhouseCoopers Center, 300 Madison Avenue, New York, NY 10017
T: (646) 471 3000, F: (813) 286 6000, www.pwc.com/us

Barclays Capital Inc.
Statement of Financial Condition
December 31, 2016

(in millions, except share data)

Assets

Cash and cash equivalents	$	151
Cash and cash equivalents segregated for regulatory and other purposes		4,641
Collateralized agreements:		
Securities purchased under agreements to resell (includes $21,053 at fair value)		32,564
Securities borrowed (includes $15,141 at fair value)		35,720
Securities received as collateral, at fair value (includes $30,574 pledged as collateral)		33,623
Financial instruments owned, at fair value (includes $16,533 pledged as collateral)		21,027
Receivables from brokers, dealers and clearing organizations		10,458
Receivables from customers		13,976
Accrued interest and dividend receivables		134
Other assets		217
Total assets	$	152,511

Liabilities and Stockholder's Equity

Collateralized financings:		
Securities sold under agreements to repurchase (includes $29,028 at fair value)	$	34,695
Securities loaned (includes $7,483 at fair value)		23,076
Obligation to return securities received as collateral, at fair value		33,623
Financial instruments sold, but not yet purchased, at fair value		11,496
Payables to brokers, dealers and clearing organizations		2,379
Payables to customers		30,278
Short-term borrowings		588
Accrued interest and dividend payables		115
Other liabilities		1,430
Long-term borrowings		4,900
Subordinated debt		2,500
Total liabilities		145,080
Stockholder's equity		
Common stock – no par value, 5,000 shares authorized, 10 shares issued and outstanding		-
Additional paid-in capital		6,397
Retained earnings		1,044
Accumulated other comprehensive loss, net of tax		(10)
Total stockholder's equity		7,431
Total liabilities and stockholder's equity	$	152,511

The accompanying notes are an integral part of this Statement of Financial Condition.

Barclays Capital Inc.
Notes to Statement of Financial Condition
December 31, 2016

1. **Organization**

   Barclays Capital Inc. (the "Company"), a Connecticut company, is a registered securities broker-dealer with the Securities and Exchange Commission ("SEC"), a futures commission merchant ("FCM") and swap firm, registered with the Commodity Futures Trading Commission ("CFTC"), and municipal advisor registered with the SEC and Municipal Securities Rulemaking Board ("MSRB"). The Company is headquartered in New York, with registered domestic branch offices in Atlanta, Boston, Chicago, Dallas, Houston, Los Angeles, Media, Menlo Park, New York, Philadelphia, San Juan, San Francisco, Seattle, Washington D.C., and Wells, ME. The Company's client base includes money managers, insurance companies, pension funds, hedge funds, depository institutions, corporations, trust banks, money market and mutual funds, domestic and international governmental agencies, and central banks.

   The Company is a "4(k)(4)(E)" securities subsidiary under the Bank Holding Company Act, which permits it to engage in securities underwriting, dealing, or market-making activities. The Company's activities include transactions in asset-backed securities, agency mortgage-backed securities, debt securities, other corporate related securities, equities, resale and repurchase agreements, securities lending and borrowing, and clearing derivative products. The Company is also a primary dealer in United States ("US") government securities.

   The Company has investment banking and capital markets businesses in the US.

   The Company's direct parent and sole stockholder is Barclays Group US Inc. ("BGUS"). BGUS is wholly owned by Barclays US LLC ("BUSLLC"), a direct subsidiary of Barclays Bank PLC ("BBPLC"), and is ultimately owned by Barclays PLC ("BPLC", and collectively with its subsidiaries, "Barclays PLC Group" or the "Group"). Both BBPLC and BPLC are United Kingdom ("UK") companies, while BGUS is a Delaware corporation and BUSLLC is a Delaware limited liability company. BUSLLC is the intermediate holding company for the majority of the Group's US operations and is subject to Federal Reserve capital and leverage standards and annual Comprehensive Capital Analysis and Review assessments. The Company has significant intercompany transactions with related parties as described in Note 14, "Transactions with Affiliated Companies".

   The Company subscribes to a credit rating agency review by Standard & Poor's. This rating agency assesses the creditworthiness of the Company based on reviews of the Company's broad range of business and financial attributes including risk management processes and procedures, capital strength, earnings, funding, liquidity, accounting, and governance. The Company is rated A- for long-term and A-2 for short-term debt issuance with an overall negative outlook.

2. **Significant Accounting Policies**

   Basis of Presentation
   The Statement of Financial Condition has been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP"). The US Dollar ("USD") is the functional currency of the Company. In the opinion of management, the Statement of Financial Condition includes all adjustments necessary to present fairly the financial position at December 31, 2016.

   Use of Estimates
   Preparation of the Statement of Financial Condition in accordance with US GAAP requires management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities and certain disclosures at the date of the Statement of Financial Condition. Actual results could differ from these estimates.

Cash and Cash Equivalents
Cash and cash equivalents are comprised of on demand deposits. Cash on deposit with financial institutions may, at times, exceed federal insurance limits.

Cash and Cash Equivalents Segregated for Regulatory and Other Purposes
Cash and cash equivalents segregated for regulatory and other purposes consist of cash and cash equivalents segregated under the Commodity Exchange Act ("CEA") and in special reserve bank accounts for the exclusive benefit of customers under Rule 15c3-3 of the Securities and Exchange Act and for Proprietary Accounts of Broker-Dealers ("PAB").

Collateralized Agreements and Financings
Collateralized agreements consist of Securities purchased under agreements to resell ("Resale Agreements"), Securities borrowed, and Securities received as collateral, at fair value. Collateralized financings consist of Securities sold under agreements to repurchase ("Repurchase Agreements"), Securities loaned, and Obligation to return securities received as collateral, at fair value. Where the requirements of Accounting Standards Codification ("ASC") 210-20, *Balance Sheet Offsetting* ("ASC 210-20") are met, collateralized agreements and collateralized financings are presented on a net-by-counterparty basis in the Statement of Financial Condition.

▪ **Resale and Repurchase Agreements**
Resale and Repurchase Agreements are either carried at the amounts of cash advanced or received, plus accrued interest, or at their fair value if managed on a fair value basis (for further description, see Note 5, "Fair Value Measurements"). Resale Agreements require the Company to deposit cash with the seller and to take possession of the purchased securities. Repurchase Agreements require the buyer to deposit cash with the Company and to take possession of the sold securities. The fair value of the securities sold or purchased is generally in excess of the cash received or provided. The Company monitors the fair value of securities purchased under Resale Agreements and securities sold under Repurchase Agreements on a daily basis, with additional securities obtained or posted as necessary.

▪ **Securities Borrowed and Loaned**
Securities borrowed and loaned are either carried at the amounts of cash advanced or received, plus accrued interest, or at their fair value if managed on a fair value basis (for further description, see Note 5, "Fair Value Measurements"). Securities borrowed transactions require the Company to deposit cash collateral with the lender. Securities loaned transactions require the borrower to deposit cash collateral with the Company. Cash collateral is generally in excess of the fair value of securities loaned or borrowed. The Company monitors the fair value of securities borrowed and loaned on a daily basis, with additional collateral obtained or posted as necessary.

▪ **Securities Received as Collateral and Obligation to Return Securities Received as Collateral, at Fair Value**
When the Company acts as the lender of securities in a securities lending agreement and the Company receives securities that can be either pledged or sold, the Company recognizes an asset, representing the fair value of the securities received as collateral, and a liability, representing the obligation to return those securities.

Transfers of Financial Assets
In general, transfers of financial assets are accounted for as sales when the Company has relinquished control over the transferred assets. A transferor is considered to have relinquished control over the assets where (1) the transferred assets are legally isolated from the Company's creditors, (2) the transferee can pledge or exchange the financial assets (or if the transferee is a securitization or asset-backed financing vehicle that is constrained from pledging or exchanging the

assets it receives, the holder of the beneficial interests issued by the vehicle can pledge or exchange the beneficial interests), and (3) the Company does not maintain effective control of the transferred assets through the ability to repurchase them before their maturity, or have the ability to unilaterally cause the holder to return them (or if the transferee is a securitization or asset-backed financing vehicle that the Company cannot repurchase the beneficial interest(s) before their maturity or have the ability to unilaterally cause the holder to return the third-party beneficial interests related to those transferred assets).

The Company has elected to measure liabilities that arise from the Company's failure to de-recognize certain financial assets transferred into securitization vehicles at fair value in accordance with ASC 825, *Financial Instruments*, to eliminate volatility in earnings that would otherwise arise from using different measurement attributes.

Variable Interest Entities
The Company prepares the Statement of Financial Condition in accordance with ASC 810, *Consolidation* ("ASC 810"). Variable interest entities ("VIEs") are entities that lack either of the following characteristics: (1) the total equity investment at risk is sufficient to enable the entity to finance its ongoing activities or (2) the equity investors have power to direct the most significant activities of the entity (the activities that impact the economic performance of the entity), the obligation to absorb expected losses of the entity, and the right to receive the residual returns of the entity. A controlling financial interest in a VIE is present when an enterprise has a variable interest, or a combination of variable interests, that provides the enterprise with (1) the power to direct the activities of the VIE that most significantly impact the VIE's economic performance and (2) the obligation to absorb the VIE's expected losses or receive expected residual returns, or both, that could potentially be significant to the VIE. The enterprise with a controlling financial interest, known as the primary beneficiary, consolidates the VIE. In accordance with ASC 810, the Company consolidates VIEs for which it is the primary beneficiary. The Company reassesses its initial evaluation of whether an entity is a VIE when certain reconsideration events occur. The Company reassesses its determination of whether it is the primary beneficiary of a VIE on an ongoing basis based on current facts and circumstances.

Fair Value Measurements
The Company accounts for a significant portion of its financial instruments at fair value in accordance with ASC 820, *Fair Value Measurements* ("ASC 820").

The fair value of a financial instrument is the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (the exit price). In the absence of an active market for a financial instrument, financial assets are marked to bid prices and financial liabilities are marked to offer prices. Where the Company acts as a market maker, financial instruments are marked to mid-market prices. Fair value measurements do not include transaction costs.

The Company's policy with respect to transfers between levels of the fair value hierarchy is to recognize the transfers into and out of each level as of the end of the reporting period.

Financial Instruments Owned and Financial Instruments Sold, but Not Yet Purchased, at Fair Value
The Company's Financial instruments owned and Financial instruments sold, but not yet purchased, at fair value are comprised of securities purchased or sold short and derivative arrangements and are reflected in the Statement of Financial Condition on a trade-date basis.

Customer Securities Transactions

Securities owned by customers, including those that collateralize margin or other similar transactions and are held for clients in an agency or fiduciary capacity by the Company, are not considered assets of the Company and are not included in the Statement of Financial Condition. However, in the event of fails to deliver securities to or receive securities from the customer, the Company records corresponding Receivables from customers or Payables to customers, respectively. These customer securities transactions are recorded on a settlement-date basis of the associated transaction in the Statement of Financial Condition. The Company monitors the market value of collateral held and the market value of securities receivable from customers. It is the Company's policy to request and obtain additional collateral when appropriate.

Receivables from and Payables to Brokers, Dealers and Clearing Organizations

Receivables from and Payables to brokers, dealers and clearing organizations consist primarily of fails to deliver or receive securities, margin balances, deposits at clearing organizations, and amounts related to unsettled securities trading activity. Amounts related to regular-way unsettled trades are presented on a net basis.

Receivables from and Payables to Customers

Receivables from and Payables to customers include amounts due on cash and margin transactions, and amounts related to unsettled securities trading activity. Amounts related to regular-way unsettled trades are presented on a net basis.

Loss Contingencies

In accordance with ASC 450, *Contingencies* the Company establishes an accrual for all litigation and regulatory matters, including matters disclosed herein, when it believes it is probable that a loss has been incurred and the amount of the loss can be reasonably estimated. Once established, accruals are adjusted, as appropriate, in light of additional information. The amount of loss ultimately incurred in relation to those matters may be higher or lower than the amounts accrued for those matters.

Share-Based Compensation

The Company applies ASC 718, *Compensation – Stock Compensation*, which focuses primarily on accounting for transactions in which an entity obtains employee services in exchange for share-based payments.

Retirement Benefits

The Company accounts for retirement benefits in accordance with ASC 715, *Compensation – Retirement Benefits* ("ASC 715"). For a defined benefit pension and post-retirement plan, ASC 715 requires an entity to recognize in its Statement of Financial Condition the funded status of its defined benefit pension and post-retirement plans, measured as the difference between the fair value of the plan assets and the benefit obligation. The pension plan in which the Company participates was amended in September 2012 and active participants in the plan no longer accrue additional benefits for future service. Upon such amendment, the Company elected to prospectively recognize service costs for the pension plan over the average remaining life expectancy of the participants.

Income Taxes

The Company computes tax provisions in accordance with ASC 740, *Income Taxes* ("ASC 740") on a separate return method. Deferred tax assets and liabilities are recognized for temporary differences between the financial reporting and tax bases of the Company's assets and liabilities. Deferred taxes are adjusted to reflect the tax rates at which future taxable amounts will likely be settled or realized. The effects of tax rate changes on future deferred tax liabilities and deferred tax

assets, as well as other changes in income tax laws are recognized in the period during which such changes are enacted.

Valuation allowances are established when necessary to reduce deferred tax assets to the amounts expected to be realized. The Company assesses its ability to realize deferred tax assets primarily based on the earnings history and projections and other factors of the legal entities through which the deferred tax assets will be realized as discussed in ASC 740. The Company's deferred tax assets and tax liabilities are presented on a net basis, where applicable, as a component of Other assets in the Statement of Financial Condition.

The Company is included in the federal consolidated income tax return of BGUS. The Company files combined and unitary state and local income tax returns with affiliates, as well as certain separate state and local filings. The Company has an intercompany tax sharing agreement with BGUS under which it settles current and deferred income tax receivables/payables periodically on a modified separate company basis.

The Company follows guidance under ASC 740, which sets out a consistent framework to determine the appropriate level of tax benefit to record for uncertain tax positions.

ASC 740 prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. Positions which meet the more likely than not recognition criteria are measured to determine the amount which is greater than 50 percent likely to be realized upon settlement with a taxing authority.

Recent Accounting Developments

Accounting Standards Adopted During 2016

Amendments to the Consolidation Analysis
In 2015, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2015-02, *Amendments to the Consolidation Analysis.* This ASU exempts certain money market funds from the consolidation assessment and amends the evaluation of whether a partnership is a VIE, the assessment of fees paid to a decision-maker or service provider in the consolidation analysis and how related parties are assessed in determining the primary beneficiary of a VIE.

The Company adopted the ASU on January 1, 2016 with no material impact on the Company's Statement of Financial Condition.

Simplifying the Presentation of Debt Issuance Costs
In 2015, the FASB issued ASU No. 2015-03, *Simplifying the Presentation of Debt Issuance Costs.* This ASU requires debt issuance costs related to a recognized debt liability to be presented in the balance sheet as a direct deduction from the carrying amount of that debt liability rather than an asset. This will align the presentation of debt issuance costs with that of debt discounts. The FASB also issued ASU 2015-15, *Presentation and Subsequent Measurement of Debt Issuance Costs Associated with Line-of-Credit Arrangements* which provides supplemental guidance for line of credit arrangements where no outstanding liability balance exists to offset the debt issuance costs.

The Company adopted both ASUs on January 1, 2016 with no material impact on the Company's Statement of Financial Condition.

Going Concern

In 2014, the FASB issued ASU 2014-15, *Disclosure of Uncertainties about an Entity's Ability to Continue as a Going Concern.* This ASU provides a description of the requirements of an entity's management to evaluate whether there are conditions or events, considered in aggregate, that raise substantial doubt about the entity's ability to continue as a going concern.

The Company adopted the ASU during 2016 with no impact on the Company's Statement of Financial Condition.

Accounting Standards Issued but not yet Adopted

Recognition and Measurement of Financial Assets and Financial Liabilities

In 2016, the FASB issued ASU 2016-01, *Recognition and Measurement of Financial Assets and Financial Liabilities.* This ASU requires investments in equity securities to be measured at fair value with changes in fair value reflected in earnings (excluding equity method or consolidated investments) except for equity investments where fair value is not readily determinable, which could be measured on an adjusted cost basis. Other amendments include improvements in presentation and disclosure of fair value amounts, recognition of instrument-specific credit risk for financial liabilities for which the fair value option has been elected in other comprehensive income, and certain impairment considerations for equity securities. The guidance is effective for the reporting period beginning on January 1, 2018, applied prospectively with early adoption permitted.

The Company is currently evaluating the potential impact of the ASU.

Leases

In 2016, the FASB issued ASU 2016-02, *Leases* which requires lessees to recognize all leases longer than twelve months on the balance sheet as a lease liability with a corresponding right-of-use asset. Operating leases will recognize straight-line expense while finance leases will recognize a front-loaded expense comprising both interest accrued on the lease liability and amortization of the right of use asset (similar to the existing capital lease guidance). Additionally, certain quantitative and qualitative disclosures will be required. The guidance is effective for the reporting period beginning on January 1, 2019 with early adoption permitted.

In November 2016, the SEC issued a "no-action" letter with respect to treatment of operating leases under Rule 15c3-1 in calculating a broker-dealer's net capital. In the no-action letter, the SEC has stated it would not recommend enforcement action if a broker-dealer, when calculating net capital, adds back an operating lease asset to the extent of the associated operating lease liability. Additionally, a broker-dealer, when determining minimum net capital requirement using the AI standard, may exclude in its aggregate indebtedness an operating lease liability to the extent of the associated operating lease asset.

The Company is currently evaluating the potential impact of the ASU.

Improvements to Employee Share-Based Payment Accounting

In 2016, the FASB issued ASU 2016-09, *Improvements to Employee Share-Based Payment Accounting.* This ASU provides for the simplification of several aspects of the accounting for share-based payment transactions, including the income tax consequences, classification of awards as either equity or liabilities, and classification on the statement of cash flows. Specifically, the ASU requires that all excess tax benefits and tax deficiencies that pertain to employee stock-based incentive payments be recognized as income tax expense rather than within additional paid in capital. The guidance is effective for the reporting period beginning on January 1, 2017.

The Company does not expect a material impact from the adoption of the ASU.

Measurement of Credit Losses on Financial Instruments
In 2016, the FASB issued ASU 2016-13, *Measurement of Credit Losses on Financial Instruments*. This ASU clarifies how and when an entity should recognize credit losses associated with loans and other financial instruments not measured at fair value through net income. The ASU introduces the Current Expected Credit Loss ("CECL") model which replaces the current incurred loss model used for recognizing impairment provisions. Under CECL, an entity will be required to recognize impairment for lifetime expected credit losses upon initial recognition of a financial asset, taking into account reasonable and supportable information around forecasted economic conditions. The guidance is effective for the reporting period beginning on January 1, 2020 with early adoption permitted for the reporting period beginning on January 1, 2019.

The Company is currently evaluating the potential impact of the ASU.

Income Taxes - Intra-Entity Transfers of Assets
In 2016, the FASB issued ASU 2016-16, *Income Taxes: Intra-Entity Transfer of Assets Other than Inventory*. The ASU provides that an entity should recognize the income tax consequences of an intra-entity transfer of an asset other than inventory when the transfer occurs (rather than upon its eventual sale to an outside party). The guidance is effective for the reporting period beginning on January 1, 2018.

The Company is currently evaluating the potential impact of the ASU.

3. **Assets Segregated or Held in Separate Accounts for Regulatory and Other Purposes**

At December 31, 2016, assets segregated or held in separate accounts under the CEA or other regulations are included in the Statement of Financial Condition as follows (in millions):

Cash segregated for regulatory and other purposes[(a)]	$	3,086
Cash equivalents segregated for regulatory and other purposes		1,555
Receivables from brokers, dealers and clearing organizations		5,492
Total assets segregated	$	10,133

[(a)] Includes cash of $1,377 million segregated in a special reserve bank account for the exclusive benefit of customers and PAB under Rule 15c3-3 of the Securities and Exchange Act.

4. **Financial Instruments**

The following table sets forth the Company's Financial instruments owned, at fair value, including those pledged as collateral and Financial instruments sold, but not yet purchased, at fair value, that are measured in accordance with ASC 820 as of December 31, 2016 (in millions):

Barclays Capital Inc.
Notes to Statement of Financial Condition
December 31, 2016

Fair Value of Financial Instruments:	Financial instruments owned, at fair value	Financial instruments sold, but not yet purchased, at fair value
Money market instruments	$ 70	$ -
Government and agencies:		
Government securities	7,569	7,328
Agency securities	6,874	192
Mortgage-backed securities ("MBS") and other asset-backed securities ("ABS"):		
Commercial MBS	81	-
Residential MBS	-	-
Other ABS	534	-
Corporate debt securities	898	85
Equities and convertibles	3,833	2,595
Derivative contracts, net:		
Equity options	-	114
To-be-announced ("TBA") contracts	1,125	1,136
Other derivatives	43	46
	$ 21,027	$ 11,496

Financial instruments sold, but not yet purchased, at fair value represent obligations of the Company to deliver a specified security or cash at a contracted price. These transactions are subject to market risk if the market price of these financial instruments changes subsequent to the date of the Statement of Financial Condition.

Derivative Contracts
The derivative balances represent future commitments to exchange payment streams based on contract or notional amounts or to purchase or sell other financial instruments at specified terms on a specified date. Derivative contracts may be listed and traded on exchanges (referred to as exchange-traded) or privately negotiated directly between two parties (referred to as over-the-counter derivatives). Both exchange-traded and over-the-counter ("OTC") derivatives are presented in the following table.

The Company enters into trading derivative contracts to satisfy the needs of its clients, for trading purposes and to manage the Company's exposure to market and credit risks resulting from its trading and market making activities. The company also enters into futures contracts to economically hedge its interest rate exposure of U.S. Treasury securities in which it invests.

Derivative transactions are measured at fair value, with derivative assets reported in the Statement of Financial Condition as Financial instruments owned, at fair value, and derivative liabilities as Financial instruments sold, but not yet purchased, at fair value.

The following table sets forth the fair value and the notional value of the Company's derivative contracts by major product type on a gross basis as of December 31, 2016 prior to the application of the impact of counterparty netting under ASC 210-20. Where the Company has entered into a legally enforceable netting agreement with counterparties, it reports derivative assets and liabilities, and any related cash collateral, on a net-by-counterparty basis in the Statement of Financial

Condition. Net presentation of derivative assets and liabilities, and any related cash collateral, does not impact the classification of the derivative instruments within the fair value hierarchy.

Gross fair values in the following table exclude the effects of both netting under enforceable netting agreements and netting of cash received or posted pursuant to credit support agreements, and therefore are not representative of the Company's exposure (in millions):

	Derivative Assets	Derivative Liabilities	Contract / Notional
Equity options	$ 2,868	$ 2,982	$ 187,848
TBA contracts	1,125	1,136	265,925
Other	43	46	55,447
Gross fair value of derivatives contracts	$ 4,036	$ 4,164	$ 509,220

While the notional amounts disclosed above give an indication of the volume of the Company's derivative activity, the notional amount is not exchanged but rather used as a reference to calculate payments for most derivative transactions.

The following table presents the gross amounts, amounts offset, underlying collateral value of those agreements subject to enforceable netting agreements and amounts not subject to enforceable netting agreements on Derivative Assets and Liabilities as of December 31, 2016 (in millions):

	Amounts Subject to Enforceable Netting Arrangements						
	Effects of Offsetting on Statement of Financial Condition			Related Amounts Not Offset			
	Gross Amounts	Amounts Offset	Net Amounts Reported in the Statement of Financial Condition	Financial Collateral (a)	Net Amount	Amounts Not Subject to Enforceable Netting Agreements	Statement of Financial Condition Total
Derivative Assets	$ 2,868	$ (2,868)	$ -	$ -	$ -	$ 1,168	$ 1,168
Derivative Liabilities	2,982	(2,868)	114	114	-	1,182	1,296

(a) Collateral is reflected at its fair value, but has been limited to the net exposure in the Statement of Financial Condition so as not to include any over-collateralization. Includes cash and financial instrument collateral related to arrangements subject to an enforceable master netting agreement.

As of December 31, 2016, the Company had no requirements to post additional collateral under derivative contracts in the event of a reduction in the Company's long-term credit rating, and was not subject to termination of these transactions in the event of such a reduction.

5. Fair Value Measurements

ASC 820 sets forth a fair value hierarchy that categorizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). A financial instrument's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. The three levels of the fair value hierarchy under ASC 820 are described below:

Unadjusted Quoted Prices in Active Markets – Level 1
Financial instruments are classified as Level 1 if their value is observable in an active market. Such instruments are valued by reference to unadjusted quoted prices for identical assets or liabilities in active markets where the quoted price is readily available, and the price represents actual and regularly occurring market transactions. An active market is one in which transactions occur with sufficient volume and frequency to provide pricing information on an ongoing basis.

Valuation Technique Using Observable Inputs – Level 2
Financial instruments classified as Level 2 are valued using quoted prices for identical instruments in markets that are not considered to be active, or quoted prices for similar assets or liabilities in active markets, or valuation techniques in which all significant inputs are observable, or can be corroborated by observable market data, either directly or indirectly, for substantially the full term of the financial instrument. Level 2 valuations include financial instruments, which are valued using market standard pricing techniques, such as options and TBA contracts that are commonly traded in markets where all the inputs to the market standard pricing models are observable.

Valuation Technique Using Significant Unobservable Inputs – Level 3
Financial instruments are classified as Level 3 if their valuation incorporates significant inputs that are not based on observable market data (unobservable inputs). Such inputs are generally determined based on observable inputs of a similar nature, historical observations on the level of the inputs, or other analytical techniques.

Credit Risk
Credit risk is an essential component of fair value. Cash products (e.g., bonds and loans) and derivative financial instruments (particularly those with significant future projected cash flows) are traded in the market at levels which reflect credit considerations. Credit exposures are adjusted to reflect mitigants, namely collateral agreements, which reduce exposures based on triggers and contractual posting requirements.

Valuation Process
The Company has an established and documented process for determining fair value and has controls in place to ensure that its valuations are appropriate. An independent model review group reviews the Company's valuation models and approves them for use for specific products. All valuation models of the Company are subject to this review process. A price verification group, independent from the risk-taking functions, utilizes independent data sources to validate the ongoing appropriateness and material accuracy of valuations on the Company's Statement of Financial Condition. Where significant variances are noted in the independent price verification process, an adjustment is taken to the fair value position. Any changes to the valuation methodology are reviewed by management to confirm the changes are justified. As markets and products develop and the pricing for certain products becomes more transparent, the Company refines its valuation methodologies.

Fair Value Hierarchy
The following table presents the Financial instruments owned, at fair value and Financial instruments sold, but not yet purchased, at fair value as of December 31, 2016, by underlying instrument type and by the valuation hierarchy as described earlier in this Note (in millions):

	Level 1	Level 2	Level 3	Netting (a)	Total Fair Value
		Fair Value Measurements on a Recurring Basis as of December 31, 2016			
Assets					
Financial instruments owned, at fair value					
Money market instruments	$ -	$ 70	$ -	$ -	$ 70
Government and agencies:					
Government securities	3,379	4,190	-	-	7,569
Agency securities	-	6,874	-	-	6,874
MBS and other ABS:					
Commercial MBS	-	80	1	-	81
Residential MBS	-	-	-	-	-
Other ABS	-	525	9	-	534
Corporate debt securities	515	382	1	-	898
Equities and convertibles	2,759	1,055	19	-	3,833
Derivative contracts:					
Equity options	2,788	80	-	(2,868)	-
TBA contracts	-	1,125	-	-	1,125
Other derivatives	28	15	-	-	43
Total Financial instruments owned, at fair value	$ 9,469	$ 14,396	$ 30	$ (2,868)	$ 21,027
Securities purchased under agreements to resell	$ -	$ 129,725	$ -	$ (108,672)	$ 21,053
Securities borrowed	$ -	$ 15,141	$ -	$ -	$ 15,141
Securities received as collateral, at fair value	$ 24,856	$ 8,767	$ -	$ -	$ 33,623

	Level 1	Level 2	Level 3	Netting (a)	Total Fair Value
Liabilities					
Financial instruments sold, but not yet purchased, at fair value					
Money market instruments	$ -	$ -	$ -	$ -	$ -
Government and agencies:					
Government securities	4,397	2,931	-	-	7,328
Agency securities	-	192	-	-	192
MBS and other ABS:					
Commercial MBS	-	-	-	-	-
Residential MBS	-	-	-	-	-
Other ABS	-	-	-	-	-
Corporate debt securities	-	85	-	-	85
Equities and convertibles	1,427	1,166	2	-	2,595
Derivative contracts:					
Equity options	2,839	143	-	(2,868)	114
TBA contracts	-	1,136	-	-	1,136
Other derivatives	29	17	-	-	46
Total Financial instruments sold, but not yet purchased, at fair value	$ 8,692	$ 5,670	$ 2	$ (2,868)	$ 11,496
Securities sold under agreements to repurchase	$ -	$ 137,824	$ -	$ (108,796)	$ 29,028
Securities loaned	$ -	$ 7,483	$ -	$ -	$ 7,483
Obligation to return securities received as collateral, at fair value	$ 24,856	$ 8,767	$ -	$ -	$ 33,623

(a)   Netting is equal and offsetting however Securities purchased under agreements to resell and Securities sold under agreements to repurchase may be carried under Fair Value or Amortized Cost. For discussion on offsetting of collateralized agreements and financings, see Note 6, "Collateralized Agreements and Financings".

Cash Instruments and Derivative Contracts

Financial instruments are separated into two categories: cash instruments and derivative contracts, described below.

Cash Instruments

The Company's cash instruments are predominantly classified within Level 1 or Level 2 of the fair value hierarchy.

Level 1 Cash Instruments

Level 1 cash instruments, valued based on unadjusted, quoted market prices for identical unrestricted instruments in active markets, include certain US government obligations and actively traded listed equities.

The Company defines active markets for equity instruments based on the average daily volume both in absolute terms and relative to the market capitalization for the instrument. The Company defines active markets for debt instruments based on the average daily volume and the number of days with trading activity.

The Company does not apply liquidity or concentration reserves for such instruments, even in situations where the Company holds a large position and a sale could reasonably impact the quoted price.

Level 2 Cash Instruments

Level 2 cash instruments include money market instruments, less liquid government bonds, most government agency obligations, MBS, and other ABS, corporate bonds, certain mortgage products, less liquid listed equities, state, municipal and provincial obligations, Securities purchased under agreements to resell, Securities borrowed, Securities sold under agreements to repurchase, and Securities loaned. Valuations for these types of instruments can be verified to observable inputs such as quoted market prices, broker or dealer quotations, or alternative pricing sources with reasonable levels of price transparency.

Level 3 Cash Instruments

Certain cash instruments are classified within Level 3 of the fair value hierarchy if they trade infrequently and have little or no price transparency. Such instruments include less liquid MBS and ABS, less liquid corporate debt securities (including distressed debt instruments), and certain types of equity instruments, primarily private equity.

Absent evidence to the contrary, instruments classified within Level 3 of the fair value hierarchy are initially valued at the transaction price, which is considered to be the best initial estimate of fair value. Subsequent to the transaction date, the Company uses other methodologies to determine fair value, which vary based on the type of instrument, as described below.

Valuation is adjusted generally only when changes to inputs and assumptions are corroborated by evidence such as transactions in similar instruments, completed or pending third-party transactions in the underlying investment or comparable entities, other transactions across the capital structure, offerings in the equity or debt capital markets, and changes in financial ratios or expected cash flows. The valuation techniques and significant inputs used in determining the fair value of each class of cash instrument classified within Level 3 of the fair value hierarchy are as follows:

- **MBS, Other ABS and Corporate Debt Securities.** Valuations are generally based on relative value analyses. The significant inputs for these valuations include prices for similar instruments for which observable prices are available, and prices from broker quotes that are indicative or not corroborated by observable market data.

- **Equities and Convertibles.** For equities and convertibles, the Level 3 population is comprised of non-actively traded equities, convertible bonds, and private equity securities. Valuations are generally based on relative value analyses. The significant inputs for these valuations include prices for similar instruments for which observable prices are available, and prices from broker quotes that are indicative or not corroborated by observable market data.

Derivative Contracts

Exchange-traded derivatives, including equity options, typically fall within Level 1 or Level 2 of the fair value hierarchy, depending on whether they are deemed to be actively traded or not. OTC derivatives typically fall within Level 2 of the fair value hierarchy.

Level 1 Derivatives

Exchange-traded derivatives fall within Level 1 of the hierarchy if they are actively traded, and are valued at the exchange or quoted market prices. Currently, the Company's Level 1 derivatives primarily include exchange-traded options and futures, which exhibit the highest level of price transparency. Examples include US Treasury futures as well as options on indices and common corporate stock.

Level 2 Derivatives

Level 2 exchange-traded derivatives are not actively traded and are valued using models that are calibrated to observable market clearing levels and eliminate timing differences between the closing price of the exchange-traded derivatives and their underlying financial instruments.

Level 2 OTC derivatives, including TBA contracts, are valued using market transactions and other market evidence whenever possible, such as market-based inputs to models, model calibration to market clearing transactions, broker or dealer quotations, or alternative pricing sources with reasonable levels of price transparency. OTC derivatives are classified within Level 2 when all of the significant inputs can be corroborated to market evidence.

When appropriate, valuations are adjusted for various factors such as bid/offer spreads and credit considerations. Valuation adjustments are generally based on available market evidence, but can also be based on management's best estimate in the absence of such evidence.

Where models are used, the selection of a particular model to value an OTC derivative depends upon the contract terms of, and specific risks inherent in, the instrument as well as the availability of pricing information in the market. The Company generally uses similar models to value similar instruments. The pricing models take into account the contract terms (including maturity), as well as key inputs, depending upon the type of derivative and the nature of the underlying instrument, including market prices, yield curves, and correlations of such inputs. Valuations of these instruments are corroborated by market prices.

For OTC derivatives that trade in liquid markets, such as generic forwards, swaps and options, model inputs can generally be verified and model selection does not involve significant management judgment.

Transfers Between Levels of the Fair Value Hierarchy
During the year ended December 31, 2016, the Company had the following transfers between levels of the fair value hierarchy:

- Equities and convertibles assets of $58 million from level 2 to level 1 driven by availability of pricing data associated with these positions.

- Equities and convertibles liabilities of $33 million from level 2 to level 1 driven by availability of pricing data associated with these positions.

- Equities and convertibles liabilities of $3 million from level 3 to level 1 driven by availability of observable external market data associated with these positions.

- Derivative contracts assets of $2 million from level 2 to level 1 driven by availability of pricing data associated with these positions.

- Government and Agencies assets of $1 million from level 2 to level 3 driven by lack of availability of observable external market data associated with these positions.

There were also insignificant reclassifications among the levels for Derivative contracts, Corporate debt, Equities and convertibles, Securities received as collateral and Obligation to return securities received as collateral.

Significant Unobservable Inputs Used in Level 3 Measurements
The table below provides information on the valuation methodologies, significant unobservable inputs, as well as the range of those input values for financial instruments that are classified as Level 3 under the fair value hierarchy. The listed ranges represent the highest and lowest value of each respective input across all investments included within the Financial Instrument classifications listed below as of December 31, 2016. The disclosures below also include a description of the impact on the sensitivity of the fair value measurements of such instruments due to changes in significant unobservable inputs.

	Fair Value (in millions)	Valuation Methodology	Significant Unobservable Inputs	Range of Input Values	
				Low	High
Commercial MBS	1	Price-based	Price*	0%	100%
Other ABS	9	Price-based	Price*	0%	270%
Corporate debt securities	1	Price-based	Price*	0%	15%
Equities and convertibles	17	Price-based	Price**	$ 0	$ 68,000

* Pricing information is presented as a percentage of par.
**Pricing information is presented on a dollar per unit basis.

Fair Value of Financial Instruments Not Carried at Fair Value
The following table presents the carrying value, fair value, and related fair value hierarchy level for those financial instruments which are not carried at fair value in the Statement of Financial Condition as of December 31, 2016.

The carrying value of Cash and cash equivalents, Cash and cash equivalents segregated for regulatory and other purposes, Securities loaned, as well as receivables and payables arising in

the ordinary course of business approximate fair value due to the relatively short period of time between their origination and expected maturity, contractual interest rates being set at current market rates or subject to repricing, and collectability.

For those financial instruments not carried at fair value with characteristics that do not meet the description in the prior paragraph, fair value is based on observable market prices. These financial instruments include a component of both Resale Agreements and Repurchase Agreements and certain Securities borrowed transactions.

Fair value of Long-term borrowings and Subordinated debt agreements is determined based on current interest rates and credit spreads for debt instruments with similar terms and maturities.

(in millions)

Assets	Carrying Value	Fair Value	Level 1	Level 2	Level 3
Cash and cash equivalents	$ 151	$ 151	$ 151	$ -	$ -
Cash and cash equivalents segregated for regulatory and other purposes	4,641	4,641	3,086	1,555	-
Securities purchased under agreements to resell	11,511	11,524	-	11,524	-
Securities borrowed	20,579	20,579	-	20,579	-
Receivables from brokers, dealers and clearing organizations	10,458	10,458	-	10,458	-
Receivables from customers and other financial assets not measured at fair value *	14,191	14,191	7	14,184	-

Liabilities	Carrying Value	Fair Value	Level 1	Level 2	Level 3
Securities sold under agreements to repurchase	$ 5,667	$ 5,681	$ -	$ 5,681	$ -
Securities loaned	15,593	15,593	-	15,593	-
Payables to brokers, dealers and clearing organizations	2,379	2,379	-	2,379	-
Payables to customers and other financial liabilities not measured at fair value **	31,234	31,234	-	31,234	-
Long-term borrowings and Subordinated debt	7,400	7,477	-	7,477	-

* Includes Receivables from customers, Accrued interest and dividend receivables and other financial assets not measured at fair value. Does not include nonfinancial assets such as intangible assets, deferred tax assets and prepaid assets.

** Includes Payables to customers, Short-term borrowings, Accrued interest and dividend payables and other financial liabilities not measured at fair value. Does not include nonfinancial liabilities such as compensation and benefit arrangements, pension and current tax obligations.

6.   Collateralized Agreements and Financings

The Company enters into collateralized agreements and financing transactions in order to, among other things, facilitate client activities, acquire securities to cover short positions and finance certain of the Company's assets.

Securities financing transactions are exposed to credit and liquidity risk. To manage these risks, the Company monitors the fair value of the underlying securities on a daily basis, with additional securities obtained or posted as collateral as necessary. Margin levels are initially established based upon the counterparty, the type of permissible collateral, and are monitored on an ongoing basis. Collateral typically consists of US Treasury and Agency securities and Equity securities.

Additionally, the Company, where appropriate, enters into master netting agreements and collateral agreements with counterparties that provide the Company, in the event of a counterparty default, with the right to net the counterparty's rights and obligations under such agreements and liquidate and set off collateral held by the Company against the net amount owed by the counterparty.

Offsetting of Collateralized Agreements and Financings
In accordance with ASC 210-20, the Company offsets financial assets and financial liabilities in the Statement of Financial Condition where there is a legally enforceable right to set off the recognized amounts and other offsetting requirements are met.

The following table presents the gross amounts, amounts offset, underlying collateral value of those agreements subject to enforceable netting agreements and amounts not subject to enforceable netting agreements on Resale and Repurchase Agreements, and Securities borrowed and loaned as of December 31, 2016.

The 'Net Amount' presented below is not intended to represent the Company's actual exposure to credit risk, as a variety of credit mitigation strategies are employed in addition to offsetting and collateral arrangements.

| | **Amounts Subject to Enforceable Netting Arrangements** | | | | | | |
| | Effects of Offsetting on Statement of Financial Condition | | | Related Amounts Not Offset | | | |
(in millions)	Gross Amounts	Amounts Offset	Net Amounts Reported in the Statement of Financial Condition	Financial Collateral (a)	Net Amount	Amounts Not Subject to Enforceable Netting Agreements	Statement of Financial Condition Total (b)
Resale Agreements	$ 149,327	$ (116,900)	$ 32,427	$ 32,427	$ -	$ 137	$ 32,564
Securities borrowed	34,294	-	34,294	33,240	1,054	1,426	35,720
Total Assets	$ 183,621	$ (116,900)	$ 66,721	$ 65,667	$ 1,054	$ 1,563	$ 68,284
Repurchase Agreements	$ 151,536	$ (116,900)	$ 34,636	$ 34,636	$ -	$ 59	$ 34,695
Securities loaned	23,025	-	23,025	22,563	462	51	23,076
Total Liabilities	$ 174,561	$ (116,900)	$ 57,661	$ 57,199	$ 462	$ 110	$ 57,771

(a) Collateral is reflected at its fair value, but has been limited to the net exposure in the Statement of Financial Condition so as not to include any over-collateralization. Includes cash and financial instrument collateral related to arrangements subject to an enforceable master netting agreement; these amounts are not presented net in the Statement of Financial Condition because other US GAAP netting criteria are not met. Financial collateral typically comprises highly liquid securities which are legally transferred and can be liquidated in the event of counterparty default.

(b) The Statement of Financial Condition total is the sum of 'Net amounts reported in the Statement of Financial Condition' that are subject to enforceable netting arrangements and 'Amounts not subject to enforceable netting arrangements'.

Repurchase Agreements and Securities Loaned by Collateral Type

	As of December 2016			
(in millions)	Repurchase agreements		Securities loaned	
U.S. Treasury and agency securities	$	135,487	$	183
State and municipal securities		1,061		-
Asset-backed securities		4,629		-
Corporate securities		3,985		6,784
Equity securities		3,917		15,407
Non- U.S. sovereign debt		1,639		702
Other		877		-
Total	$	151,595	$	23,076

Repurchase Agreements and Securities Loaned by Maturity

	As of December 2016			
(in millions)	Repurchase agreements		Securities loaned	
No stated maturity and overnight*	$	97,750	$	22,628
2 - 30 days*		43,737		87
31 - 90 days*		7,391		179
91 days - 1 year*		2,580		-
Greater than 1 year*		137		182
Total	$	151,595	$	23,076

* Remaining contractual maturity

7.   Securitization Activities and Variable Interest Entities

Securitizations of Non-agency Mortgage-backed Securities
As of December 31, 2016, the Company holds positions in non-agency commercial mortgage securitization vehicles, which are classified as Financial instruments owned, at fair value. These positions were acquired through market-making activities and result in a maximum exposure to loss of $81 million, which is their carrying value. As of December 31, 2016, the Company holds no retained interests in non-agency securitization vehicles to which the Company sold securities and transferred no assets to such vehicles during the year ended December 31, 2016.

Agency Securitizations
During the year ended December 31, 2016, the Company sold $318 million of US government agency-issued securities to US government agencies which were placed into their securitization vehicles. The Company de-recognized those securities from its Statement of Financial Condition as it has relinquished control over those securities and does not consolidate these securitization vehicles.

Municipal Securities Tender Option Bond ("TOB") Trusts
The Company forms TOB trusts through which investments in municipal fixed income instruments are financed. TOB trusts typically hold tax-exempt fixed income instruments issued by state or local municipalities. The trusts are typically single-issuer trusts whose assets are purchased from an affiliate via the primary and secondary market. To fund the purchase of their assets, the trusts issue long-term senior floating rate notes ("Floaters") and junior residual interests ("Residuals"). The holder of the Residuals generally has the ability to direct decisions that significantly impact the economic performance of the TOB trusts through its ability to liquidate the TOB trust and ultimately direct the sale of the municipal fixed income instruments owned by that trust. Liquidity agreements are provided to the trust by an affiliate and the Company serves as remarketing agent for the Floaters.

Floater holders have an option to tender the Floaters they hold back to the trust periodically. The Company, in its capacity as a remarketing agent, facilitates the sale of the Floaters to third parties at inception of the trust, facilitates the reset of the Floater coupon, and remarkets any tendered

Barclays Capital Inc.
Notes to Statement of Financial Condition
December 31, 2016

Floaters. If Floaters are tendered and the Company (in its role as remarketing agent) is unable to find a new investor within a specified period of time, it can declare a failed remarketing (in which case the trust is unwound) or may choose to buy the Floaters into its own inventory and may continue to try to sell them to a third-party investor. No failed remarketings on trusts formed by the Company were declared during the year ended December 31, 2016.

The Company considers the TOB trusts to be VIEs. The trusts are not consolidated by the Company where third-party investors or an affiliate hold the residual interests in the trusts, as the Company's involvement with the trusts is limited to its role as remarketing agent and the Company does not control the trust. If the Company were to hold the residual interests, the Company would consolidate the trusts.

As of December 31, 2016, the Company holds no residual interests and therefore does not consolidate any TOB trusts. During the year ended December 31, 2016, the Company sold $503 million of municipal securities into TOB trusts. The Company de-recognized those securities from its Statement of Financial Condition as it has relinquished control over those securities. As of December 31, 2016, an affiliate has lent $50 million in liquidity funding to TOB programs remarketed by the Company. As of December 31, 2016, the Company has no exposure to loss related to the TOB programs.

Other Asset-Backed Securitizations
As of December 31, 2016, the Company holds positions in other asset-backed securitization vehicles, which are classified as Financial instruments owned, at fair value. These positions were acquired through market-making activities and resulted in a maximum exposure to loss of $534 million, which is the carrying value of other ABS. During the year, the Company held no retained interests in other asset-backed securitization vehicles to which the Company sold securities and transferred no assets to such vehicles during the year then ended.

8.   **Receivables from and Payables to Brokers, Dealers and Clearing Organizations**

Receivables from and Payables to brokers, dealers and clearing organizations, as reported in the Statement of Financial Condition at December 31, 2016, consist of the following (in millions):

	Receivables from brokers, dealers and clearing organizations	Payables to brokers, dealers and clearing organizations
Margin receivable/payable	$ 7,863	$ 195
Securities failed to deliver/receive	2,515	1,982
Fees and commissions receivable/payable	15	194
Other	65	8
	$ 10,458	$ 2,379

9.   **Other Assets and Other Liabilities**

At December 31, 2016, Other assets primarily consist of net deferred tax assets of $39 million, accounts receivable from fees earned of $32 million, exchange seats of $23 million and prepaid expenses of $9 million. Other liabilities primarily consist of accrued compensation of $931 million, current tax liabilities of $133 million and accrued operating expenses of $77 million.

10.   **Income Taxes**

The Company is included in the federal consolidated income tax return of BGUS. At December 31, 2016, the Company had $1,032 million of net deferred tax assets. This balance is comprised of deferred tax assets of $1,032 million resulting from temporary differences primarily related to fixed assets, deferred compensation, stock-based compensation, and intangible assets acquired as part of the Lehman Brothers acquisition. These deferred tax assets were offset by an intercompany settlement of $993 million. The Company's tax-sharing agreement requires periodic settlement with BGUS resulting from changes to the net federal and state deferred tax balances. Until settlement, net balances are recorded as a component of Other assets in the Statement of Financial Condition. As of December 31, 2016, the Company had $39 million of unsettled net deferred tax asset balance.

The Company is required to assess the likelihood that deferred tax assets will be realized using a more-likely-than-not criteria. To the extent this criteria is not met, the Company is required to establish a valuation allowance against the deferred tax assets. A valuation allowance of $8 million is recorded at December 31, 2016 related to certain state net operating losses that the Company believes do not meet the more-likely-than-not criteria.

The Company has state net operating losses of $141 million on a post-apportionment basis expiring in the years beginning after 2030. The tax effected value of the state net operating losses is $9 million. The tax effect is computed based on apportioned tax rates, and are the expected future rates.

The Company's policy is to record interest and penalties in the tax provision. The Company's unrecognized tax benefits, including interest of $7 million, are recorded in the Statement of Financial Condition as current income taxes payable, included in Other liabilities. The Company has not recorded any amounts for penalties related to its unrecognized tax benefits. The Company does not anticipate any events that will significantly impact the balances during the next 12 months.

BGUS has favorably settled its remaining issue with the IRS with respect to the 2007 through 2009 audit and has adjusted its accounts accordingly. BGUS's federal corporate income tax returns for the years 2010 and after remain subject to full examination. The Company files combined and unitary state and local returns with affiliates, as well as certain separate state and local filings. The most significant state and local filings are subject to examination for the years 2009 and after.

When the tax return examinations by federal, state, or local tax authorities are concluded, it is possible that the amount of accrued liability for uncertain tax positions could change. It is not possible to estimate the amount of any such change at this time.

11.   **Short-Term Borrowings**

At December 31, 2016, Short-term borrowings consist of uncollateralized loans payable to affiliates of $557 million, and bank overdrafts payable primarily to third parties of $31 million.

The uncollateralized loans from affiliates represent a $257 million loan with BBPLC and the amount utilized on an uncommitted and unsecured money market line of credit of $10,000 million with BBPLC, of which $300 million was utilized primarily to support the short-term funding requirements of the Company. These loans bear interest at rates based on the Group's external funding curve.

In addition, the Company has an uncommitted short-term money market line with BBPLC of $3,500 million in place for evergreen borrowing up to 90 days, the Company had not drawn upon this facility at December 31, 2016.

For discussion on the fair value of the borrowings, see Note 5, "Fair Value Measurements".

12. Long-Term Borrowings

At December 31, 2016, the Company has Long-term borrowings with BGUS in the form of a two-year unsecured fixed term financing arrangement totaling $2,000 million, with an option to prepay all or part of this loan on 5 days notice without penalty. This arrangement bears interest at rates based on 3-month USD London Interbank Offered Rate ("LIBOR") plus 0.87% and will mature on August 15, 2018.

In addition, the Company has a committed revolving credit facility with BGUS totaling $2,900 million, which was fully drawn as of December 31, 2016. This arrangement bears interest at USD LIBOR plus 1.07% and will mature on August 15, 2018.

For discussion on the fair value of the borrowings, see Note 5, "Fair Value Measurements".

13. Subordinated Debt

At December 31, 2016, the Company has Subordinated debt with BUSLLC for $2,500 million, which matures on August 15, 2018. Under the provisions of this loan, the company may request a one year extension of this loan at any time. The loan bears interest at rates based on 3-month USD LIBOR, plus 2.22%.

For discussion on the fair value of the borrowings, see Note 5, "Fair Value Measurements".

14. Transactions with Affiliated Companies

The Company enters into securities transactions and other transactions with affiliates. At December 31, 2016, balances with such affiliates were included in the Statement of Financial Condition line items as follows (in millions):

Assets

Cash and cash equivalents	$	6
Securities purchased under agreements to resell		19,578
Securities borrowed		16,254
Securities received as collateral, at fair value		27,304
Financial instruments owned, at fair value		32
Receivables from brokers, dealers and clearing organizations		135
Receivables from customers		9,518
Other assets		87

Liabilities

Securities sold under agreements to repurchase	6,384
Securities loaned	19,772
Obligation to return securities received as collateral, at fair value	27,304
Financial instruments sold, but not yet purchased, at fair value	22
Payables to brokers, dealers and clearing organizations	22
Payables to customers	3,353
Short-term borrowings	558
Accrued interest and dividend payables	17
Other liabilities	33
Long-term borrowings	4,900
Subordinated debt	2,500

At December 31, 2016, the Company had Short-term borrowings of $558 million primarily related to the utilized portion of the uncommitted short-term money market line as described in Note 11, "Short-Term Borrowings".

During the year ended December 31, 2016, the Company restructured its Long-Term Borrowings with BGUS totaling $4,900 million, as described in Note 12 "Long-Term Borrowings", and its Subordinated debt, which was reassigned from BGUS to BUSLLC of $2,500 million, as described in Note 13, "Subordinated Debt". The restructuring of the $4,900 million long-term borrowing resulted in the novation of the existing borrowing and a new $2,000 million fixed term loan and a $2,900 million drawn revolving credit facility with BGUS.

During the year ended December 31, 2016, under its intercompany tax sharing agreement with BGUS, the Company transferred $258 million relating to current and deferred federal and state income taxes, the settlement of which is settled periodically.

The Company sells certain receivables from investment banking clients to an affiliate. For the year ended December 31, 2016, these receivables were sold for a fair value of approximately $196 million.

As of December 31, 2016, the Company held $134,298 million of affiliates' financial instruments as collateral, primarily in connection with Resale Agreements, Securities borrowed and customer margin loans.

At December 31, 2016, the Company had placed $153 million of its affiliates' securities and $730 million of its affiliates' cash and cash equivalents on deposit with clearing organizations for trade facilitation purposes.

BBPLC has provided guarantees to certain third parties over their exposure to the Company in relation to futures trading or prime services financing activities.

15. Benefit Plans

Pension Plan

The Company provides pension benefits for eligible employees through participation in a defined benefit pension plan of BBPLC. All eligible employees participate in the pension plan on a non-contributory basis, and are fully vested after five years of service. The Company makes contributions to the plan based upon the minimum funding standards under the Internal Revenue Code. Employees hired on or after September 22, 2008 are not eligible to participate in the plan. During the third quarter of 2012, the plan was frozen such that existing participants would not accrue any additional benefits. The Company recognizes the funded status of its defined benefit pension plan measured as the difference between the fair value of the plan assets and the benefit obligation, in the Statement of Financial Condition. As of December 31, 2016, Other liabilities included $8 million related to the plan.

401(k) Plan

The Company has adopted the Barclays 401(k) Plan (referred to as the "401(k) Plan") effective January 1, 1980. Eligible employees may elect to participate in the 401(k) Plan at any time during the year. Employees who formally elect to participate may contribute any amount from 1% to 50% of their eligible compensation each pay period as pre-tax contributions, Roth 401(k) after-tax contributions, or a combination. The combined pre-tax and Roth 401(k) after-tax contributions are subject to the IRS limit of $18,000 in 2016. Additionally, employees who formally elect to participate may contribute 1% to 6% of their eligible compensation as traditional after-tax contributions to the 401(k) Plan each pay period. The combined pre-tax, Roth 401(k) after-tax and traditional after-tax contributions may not exceed 56% of eligible compensation. Employees age 50 or over who have reached the IRS annual contribution limit of $18,000 in 2016 may make additional pre-tax or Roth 401(k) after-tax catch-up contributions of up to $6,000 in 2016.

The Company matches all or a portion of employee pre-tax and/or Roth 401(k) after-tax contributions through employer matching contributions. For every $1.00 an employee contributes on a pre-tax and/or Roth 401(k) after-tax basis (up to 6% of eligible compensation each pay period), the Company contributes $1.00 ($1.50 for employees whose annualized eligible compensation is $60,000 or less). The maximum annual match available under the 401(k) Plan is $15,900 (6% of the $265,000 IRS annual compensation limit for 2016). The matching contributions vest on a graduated scale based on completed years of service. Catch-up contributions and traditional after-tax contributions are not eligible for employer matching contributions. The Company made matching contributions under the Plan of $21 million for the year ended December 31, 2016.

Post-Retirement

The Company follows ASC 715, which requires the recognition of post-retirement benefit costs on an accrual basis over the active working lives of employees, rather than on a cash basis. Only employees hired as of March 31, 1997 are eligible for post-retirement benefits.

Post-Employment

The Company recognizes post-employment benefit costs on an accrual basis over the active working lives of employees, rather than on a cash basis.

16.   **Share-Based Compensation**

BPLC operates certain share plans for its employees, including the employees of the Company. Shares for distribution under these plans are sourced from newly issued shares and market purchases. Market purchased shares are held by a trust and are transferred to participants on vesting. Awards vest when specific vesting conditions are satisfied. The costs of these compensation plans are funded in cash paid to BPLC. The liabilities related to these share payments are recorded by the trust.

The Company makes recommendations on the compensation awards for its employees which are approved annually by the Remuneration Committee of BPLC. Depending upon the threshold limit, a portion of such compensation award for the employees will be awarded in BPLC stock. The main current share-related plans from which the Company's employees benefit are as follows:

Share Value Plan ("SVP")
The SVP was introduced in March 2010 and approved by shareholders (for Executive Director participation and use of new issue shares) at the BPLC Annual General Meeting in April 2011. SVP awards are granted to participants in the form of a conditional right to receive BPLC shares or provisional allocations of BPLC shares which vest over a period of three years in equal annual tranches. Participants do not pay to receive an award or to receive a release of shares. A dividend equivalent payment may be made to participants on vesting of an SVP award. SVP awards are also made to eligible employees for recruitment purposes under schedule 1 SVP. All awards are subject to potential forfeiture in certain leaver scenarios.

Other Plans
In addition to the above plan, the Group operates a number of other plans and share based arrangements, none of which are individually or in aggregate material in relation to the charge for the year or the dilutive effect of outstanding share options. Included within other plans are Sharepurchase (both UK and overseas), the Executive Share Award Scheme ("ESAS"), Role Based Pay ("RBP") and the Share Incentive Award ("SIA"). RBP was introduced in March 2014 and is an element of fixed pay which is reviewed annually and is for the most senior employees. RBP is either wholly or partly paid in the form of BPLC shares delivered quarterly and subject to a three or five year holding period. SIA was introduced in accordance with PRA's Remuneration Code for employees identified as 'Material risk Takers', to have 50% of non deferred portion of their annual incentive to be delivered in the form of BPLC shares. The shares are subject to a six month holding period (the "Holding Period"), during which the participant is not permitted to sell, transfer, charge, pledge, mortgage or otherwise encumber the shares. During the Holding Period the participant will be the beneficial owner of the shares and will be entitled to receive any dividends on the shares and to vote at any general meeting of the Group.

Options and Restricted Stock Shares Outstanding
The number of options and restricted stock shares outstanding at December 31, 2016 is set forth below (in millions) where the options or shares granted relate to BPLC shares:

Barclays Capital Inc.
Notes to Statement of Financial Condition
December 31, 2016

	SVP [a]	Other [a]
Outstanding at beginning of year	**166.5**	**0.1**
Granted in the year	106.1	5.0
Less: Released in the year	(83.5)	(5.1)
Less: Lapsed in the year	(7.1)	-
Transferred in the year	1.5	0.1
Outstanding at end of year	**183.5**	**0.1**
Of which are exercisable	-	-

(a) Options / shares granted relate to BPLC shares.

17.   Financial Instruments with Off-Balance Sheet Risk

In the normal course of its business, the Company enters into transactions involving financial instruments with off-balance sheet risk in order to meet financing and hedging needs of customers (including brokers and dealers) and to reduce the Company's own exposure to market and interest rate risk in connection with trading activities. These financial instruments include forward and futures contracts, options contracts, and options on futures contracts. Each of these financial instruments contains varying degrees of off-balance sheet risk as changes in the fair values of the financial instruments subsequent to December 31, 2016 may, in certain circumstances, be in excess of the amounts recognized in the Statement of Financial Condition. The Company is also at risk from the potential inability of counterparties to perform under the terms of the contracts.

The Company also bears market risk for unfavorable changes in the price of financial instruments sold but not yet purchased. In the normal course of business, the Company enters into securities sales transactions. For these transactions, the Company may incur a loss if the security the Company is obligated to deliver is not received and the market value has increased over the contract amount of the sale transaction.

The Company also executes customer transactions in commodity futures contracts (including options on futures) and OTC cleared swaps, all of which are transacted on a margin basis subject to individual exchange regulations. These transactions may expose the Company to off-balance sheet risk in the event margin deposits are insufficient to fully cover losses that customers may incur. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill the customer's obligations.

In the normal course of business, the Company may pledge or deliver customer or other counterparty securities as collateral in support of various financing sources such as bank loans, Securities loaned and Repurchase Agreements. Additionally, the Company pledges customer securities as collateral to satisfy margin deposits of various exchanges. In the event the counterparty is unable to meet its contracted obligation to return customer securities pledged as collateral, the Company may be exposed to the risk of acquiring the securities at current market prices in order to return them to the owner.

18.   **Collateral, Commitments and Contingencies**

Collateral
The Company receives financial instruments as collateral, primarily in connection with Resale Agreements, Securities borrowed, derivatives transactions, and customer margin loans. In many cases, the Company is permitted to deliver, repledge or otherwise use these financial instruments in connection with entering into Repurchase Agreements, securities lending agreements, other secured financings, collateralizing derivative transactions, and meeting the Company or customer settlement requirements. At December 31, 2016, the approximate fair value, excluding the impact of netting, of financial instruments received as collateral by the Company, in connection with Resale Agreements, Securities borrowed and customer margin loans, that the Company was permitted to sell or repledge was $290,836 million, of which $262,336 million was sold or repledged.

The amount of collateral that was sold or repledged by the Company included the following:

- $33,615 million of securities collateral that was pledged under Repurchase Agreements which cannot be resold or repledged by the counterparty.

- $198,147 million of securities collateral that was pledged under Repurchase Agreements and securities lending agreements which can be resold or repledged by the counterparty.

- $30,574 million of securities collateral that was received in connection with certain securities-for-securities transactions in which the Company is a lender, which can be resold or repledged by the counterparty.

$16,533 million of securities collateral pledged to counterparties can be resold or repledged by the counterparty and is included in Financial instruments owned, at fair value in the Statement of Financial Condition.

At December 31, 2016, the Company had $4,340 million of securities on deposit with clearing organizations for trade facilitation purposes. These securities cannot be resold or repledged by the clearing organizations. In addition, the Company had $7,698 million of Cash and cash equivalents, and $33 million of issued letters of credit on deposit with clearing organizations.

Commitments
At December 31, 2016, the Company had committed $3,299 million in forward starting collateralized agreements, primarily resale transactions. Additionally, the Company had $1,009 million in forward starting collateralized financings, primarily repurchase transactions. Certain forward starting agreements are carried at their fair value if managed on a fair value basis.

Contingencies

Alternative Trading Systems and High-Frequency Trading
The SEC, the New York State Attorney General ("NYAG") and regulators in certain other jurisdictions have been investigating a range of issues associated with alternative trading systems ("ATSs"), including dark pools, and the activities of high-frequency traders.

Background Information
In June 2014, the NYAG filed a complaint ("NYAG Complaint") against BPLC and the Company in the Supreme Court of the State of New York alleging, among other things, that BPLC and the Company engaged in fraud and deceptive practices in connection with LX, the Group's SEC-registered ATS. In February 2016, the Group reached separate settlement agreements with each

of the SEC and the NYAG to resolve those agencies' claims against BPLC and the Company relating to the operation of LX for $35 million each.

BPLC and the Company have been named in a purported class action by an institutional investor client under California law based on allegations similar to those in the NYAG Complaint. In October 2016, the federal court in California granted the motion of BPLC and the Company to dismiss the entire complaint and plaintiffs have appealed the court's decision.

Following the filing of the NYAG Complaint, BPLC and the Company were also named in a shareholder securities class action along with certain of its former CEOs, and its current and a former CFO, as well as an employee in Equities Electronic Trading ("Shareholder Class Action"). The plaintiffs claim that investors suffered damages when their investments in Barclays American Depositary Receipts declined in value as a result of the allegations in the NYAG Complaint. BPLC and the Company filed a motion to dismiss the complaint, which the court granted in part and denied in part. In February 2016, the court certified the action as a class action, and the Group has appealed that certification.

Claimed Amounts/Financial Impact
The class actions seek unspecified monetary damages and injunctive relief. It is not currently practicable to provide an estimate of the financial impact of the actions described on the Company or what effect they might have upon the Company's financial position in any particular period.

Investigations into LIBOR and other Benchmarks
Regulators and law enforcement agencies, including certain competition authorities, from a number of governments have been conducting investigations relating to BBPLC's involvement in manipulating certain financial benchmarks, such as LIBOR and the Euro Interbank Offered Rate ("EURIBOR"). BBPLC, BPLC, and the Company have reached settlements with the relevant law enforcement agency or regulator in certain of the investigations, but others, including the investigations by the UK Serious Fraud Office ("SFO") and the prosecutors' office in Trani, Italy remain pending.

Background Information
In June 2012, BBPLC announced that it had reached settlements with the UK Financial Services Authority ("FSA") (as predecessor to the UK Financial Conduct Authority ("FCA")), the CFTC and the DOJ Fraud Section ("DOJ-FS") in relation to their investigations concerning certain benchmark interest rate submissions, and BBPLC agreed to pay total penalties of USD equivalent $451 million. The settlement with the DOJ-FS was made by entry into a Non-Prosecution Agreement ("NPA"), which has now expired. In addition, BBPLC was granted conditional leniency from the DOJ Antitrust Division ("DOJ-AD") in connection with potential US antitrust law violations with respect to financial instruments that reference EURIBOR. The DOJ granted final leniency to BBPLC in May 2016.

Settlements with the US State Attorneys General and the Swiss Competition Commission
Following the settlements announced in June 2012, a group of US State Attorneys General (SAGs) commenced its own investigations into LIBOR, EURIBOR and the Tokyo Interbank Offered Rate. In August 2016, the Company, BBPLC and 44 SAGs entered into a settlement agreement resolving the claims of those SAGs (and those of any other SAG who joined the settlement within 60 days) with respect to the matters subject to the investigations. BBPLC agreed among other things to make payments totaling $100 million to the SAGs in connection with the settlement.

In December 2016, a settlement in the sum of $31 million was reached with the Swiss Competition Commission relating to its investigation into EURIBOR-related conduct.

Investigation by the SFO
In July 2012, the SFO announced that it had decided to investigate the LIBOR matter, in respect of which BBPLC has received and continues to respond to requests for information. The SFO's investigation, including in respect of BBPLC, continues.

For a discussion of civil litigation arising in connection with these investigations see 'LIBOR and other Benchmarks Civil Actions'.

Claimed Amounts/Financial Impact
Aside from the settlements discussed above, it is not currently practicable to provide an estimate of the financial impact of the actions described on the Company or what effect that they might have upon the Company's financial position in any particular period.

LIBOR and Other Benchmark Civil Actions
Following the settlements of the investigations referred to above in 'Investigations into LIBOR and other Benchmarks', a number of individuals and corporates in a range of jurisdictions have threatened or brought civil actions against the Group in relation to LIBOR and/or other benchmarks. While several of such cases have been dismissed and certain have settled subject to approval from the court (and in the case of class actions, the right of class members to opt-out of the settlement and to seek to file their own claims), other actions remain pending and their ultimate impact is unclear.

Background Information
A number of individuals and corporates in a range of jurisdictions have threatened or brought civil actions against the Group and other banks in relation to manipulation of LIBOR and/or other benchmark rates.

USD LIBOR Cases in MDL Court
The majority of the USD LIBOR cases, which have been filed in various US jurisdictions, have been consolidated for pre-trial purposes before a single judge in the SDNY, which is often referred to as a multi-district litigation ("MDL Court").

The complaints are substantially similar and allege, among other things, that BBPLC and the other banks individually and collectively violated provisions of the US Sherman Antitrust Act ("Antitrust Act"), the CEA, the US Racketeer Influenced and Corrupt Organizations Act ("RICO") and various state laws by manipulating USD LIBOR rates.

The lawsuits seek unspecified damages with the exception of five lawsuits, in which the plaintiffs are seeking a combined total in excess of $1,250 million in actual damages against all defendants, including BBPLC, plus punitive damages. Some of the lawsuits also seek trebling of damages under the Antitrust Act and RICO.

The proposed class actions purported to be brought on behalf of (among others) plaintiffs that (i) engaged in USD LIBOR-linked over-the-counter transactions ("OTC Class"); (ii) purchased USD LIBOR-linked financial instruments on an exchange ("Exchange-Based Class"); (iii) purchased USD LIBOR-linked debt securities ("Debt Securities Class"); (iv) purchased adjustable-rate mortgages linked to USD LIBOR ("Homeowner Class"); or (v) issued loans linked to USD LIBOR ("Lender Class").

In August 2012, the MDL Court stayed all newly filed proposed class actions and individual actions ("Stayed Actions"). In March 2013, August 2013 and June 2014, the MDL Court issued a series of decisions effectively dismissing the majority of claims against BBPLC and other panel bank

defendants in the three lead proposed class actions ("Lead Class Actions") and three lead individual actions ("Lead Individual Actions").

In July 2014, the MDL Court allowed the Stayed Actions to proceed and a number of plaintiffs filed amended complaints. The MDL Court subsequently dismissed a number of Lead Individual Action claims and all Homeowner Class and Lender Class claims. In May 2016, the appeal court reversed the MDL Court's holding that plaintiffs in the Lead Class Actions, including the Debt Securities Class, and Lead Individual Actions had not suffered an injury under the Antitrust Act, and remanded the antitrust claims for the MDL Court's further consideration of those claims and related issues. Following further consideration, the MDL Court dismissed the majority of antitrust claims against foreign defendants, including BBPLC, for lack of personal jurisdiction. Certain plaintiffs have sought leave to move the MDL Court to reconsider its decision, and certain defendants, including BBPLC, have sought leave to move to dismiss certain of the remaining antitrust claims.

In December 2014, the MDL Court granted preliminary approval for the settlement of the Exchange-Based Class claims for $20 million. Final approval of the settlement is awaiting plaintiff's submission of a plan for allocation of the settlement proceeds acceptable to the MDL Court and will be subject to the right of class members to opt-out of the settlement and to seek to file their own claims.

In November 2015, the OTC Class claims were settled for $120 million. The settlement was preliminarily approved by the MDL court in December 2016, but remains subject to final court approval and the right of class members to opt-out of the settlement and to seek to file their own claims.

In November 2016, a settlement was agreed with respect to the Debt Securities Class claims. As the plaintiffs have not yet sought court approval of the settlement, the amount (which the Company does not consider to be material to it) has not yet been publicly disclosed.

EURIBOR Case in the SDNY
In February 2013, a EURIBOR-related class action was filed against BPLC, BBPLC, the Company and other EURIBOR panel banks in the SDNY. The plaintiffs asserted antitrust, CEA, RICO, and unjust enrichment claims relating to EURIBOR manipulation. In October 2015, the class action was settled for $94 million subject to court approval. The settlement has been preliminarily approved by the court but remains subject to final approval and the right of class members to opt-out of the settlement and to seek to file their own claims.

Additional USD LIBOR Case in the SDNY
An additional individual action was commenced in February 2013 in the SDNY against BBPLC and other panel bank defendants. The plaintiff alleged that the panel bank defendants conspired to increase USD LIBOR, which caused the value of bonds pledged as collateral for a loan to decrease, ultimately resulting in the sale of the bonds at a low point in the market. In April 2015, the court dismissed the action. The plaintiff's motion to file a further amended complaint is pending.

Sterling LIBOR Case in SDNY
In May 2015, a putative class action was commenced in the SDNY against BBPLC, the Company and other Sterling LIBOR panel banks by a plaintiff involved in exchange-traded and over-the-counter derivatives that were linked to Sterling LIBOR. The complaint alleges, among other things, that BBPLC, the Company and other panel banks manipulated the Sterling LIBOR rate between 2005 and 2010 and, in so doing, committed CEA, Antitrust Act, and RICO violations. In early 2016, this class action was consolidated with an additional putative class action making similar allegations against BBPLC and the Company and other Sterling LIBOR panel banks. Defendants have filed a motion to dismiss.

Complaint in the US District Court for the Central District of California
In July 2012, a putative class action complaint in the US District Court for the Central District of California was amended to include allegations related to USD LIBOR and names BBPLC as a defendant. The amended complaint was filed on behalf of a putative class that includes holders of adjustable rate mortgages linked to USD LIBOR. In January 2015, the court granted BBPLC's motion for summary judgment and dismissed all of the remaining claims against BBPLC. The dismissal was affirmed on appeal in December 2016.

Japanese Yen LIBOR Case in SDNY
In July 2015, a class action concerning Yen LIBOR was filed in the SDNY against BPLC, BBPLC and the Company. The complaint names members of the Yen LIBOR panel, the Euroyen TIBOR panel, and certain of their affiliates and brokers. The complaint alleges breaches of the Antitrust Act and RICO between 2006 and 2010. Defendants have filed a motion to dismiss.

SIBOR/SOR Case in the SDNY
A putative class action was commenced in July 2016 in the SDNY against BPLC, BBPLC, the Company, and other defendants, alleging manipulation of the Singapore Interbank Offered Rate ("SIBOR") and Singapore Swap Offer Rate ("SOR"). The complaint alleges, among other things, manipulation of the SIBOR and SOR rates and breaches of the Antitrust Act and RICO between 2007 and 2011. Defendants filed motions to dismiss.

Non-US Benchmarks Cases
In addition to US actions, legal proceedings have been brought or threatened against the Group in connection with alleged manipulation of LIBOR and EURIBOR in a number of jurisdictions. The number of such proceedings in non-US jurisdictions, the benchmarks to which they relate, and the jurisdictions in which they may be brought have increased over time.

Claimed Amounts/Financial Impact
Aside from the settlements discussed above, it is not currently practicable to provide an estimate of the financial impact of the actions described on the Company or what effect that they might have upon the Company's financial position in any particular period.

Foreign Exchange Investigations
Various regulatory and enforcement authorities have been investigating a range of issues associated with Foreign Exchange sales and trading, including electronic trading. Certain of these investigations involve multiple market participants in various countries. The Group has reached settlements with the CFTC, the DOJ, the New York State Department of Financial Services ("NYDFS"), the Board of Governors of the Federal Reserve System ("Federal Reserve") and the FCA (together, the "2015 Resolving Authorities") and the Administrative Council for Economic Defence in Brazil with respect to certain of these investigations as further described below. The South African Competition Commission ("SACC") has initiated proceedings before the South African Competition Tribunal ("Tribunal"). Investigations by the European Commission ("Commission"), and the DOJ, among others, remain pending.

Background Information
In 2015, the Group reached settlements with the 2015 Resolving Authorities in relation to investigations into certain sales and trading practices in the Foreign Exchange market. In connection with these settlements, the Group agreed to pay total penalties of approximately $2,384 million and to undertake certain remedial actions.

Under the plea agreement with the DOJ, in addition to a criminal fine, BPLC agreed to a term of probation of three years during which BPLC must, among other things, (i) commit no crime whatsoever in violation of the federal laws of the United States, (ii) implement and continue to

implement a compliance program designed to prevent and detect the conduct that gave rise to the plea agreement and (iii) strengthen its compliance and internal controls as required by relevant regulatory or enforcement agencies. In January 2017, the US District Court for the District of Connecticut accepted the plea agreement and in accordance with the agreement sentenced BPLC to pay $650 million as a fine and $60 million for violating the NPA (which amounts are part of the $2,384 million referred to above) and to serve three years of probation from the date of the sentencing order. The Group also continues to provide relevant information to certain of the 2015 Resolving Authorities.

The full text of the DOJ plea agreement, the orders of the CFTC, NYDFS and Federal Reserve, and the Final Notice issued by the FCA related to the settlements referred to above are publicly available on the 2015 Resolving Authorities' respective websites.

In December 2016, the Group reached a settlement with the Administrative Council for Economic Defence in Brazil regarding its investigation into certain Foreign Exchange trading conduct. The Group agreed to a penalty of approximately $6 million as part of the settlement agreement.

An investigation by the FCA into historic pricing practices by BBPLC associated with certain Foreign Exchange transactions was discontinued in December 2016. BBPLC has initiated a customer remediation program and is keeping the FCA informed on its progress.

The DOJ is also conducting an investigation into conduct relating to certain trading activities in connection with certain transactions during 2011 and 2012. The Group is providing information to the DOJ and other relevant authorities reviewing this conduct.

In February 2017 the SACC referred BBPLC, the Company and Absa Bank Limited, a subsidiary of Barclays Africa Group Limited, among other banks, to the Tribunal to be prosecuted for breaches of South African antitrust law related to Foreign Exchange trading of South African Rand. The SACC found from its investigation that, from at least 2007, the banks had engaged in various forms of collusive behavior. The Group was the first to bring the conduct to the attention of the SACC under its leniency program and has cooperated with, and will continue to cooperate with, the SACC in relation to this matter. The SACC is therefore not seeking an order from the Tribunal to impose any fine on BBPLC, the Company or Absa Bank Limited.

For a discussion of civil litigation arising in connection with these investigations see 'Civil Actions in Respect of Foreign Exchange' below.

Claimed Amounts/Financial Impact
Aside from the settlements discussed above, it is not currently practicable to provide an estimate of any further financial impact of the actions described on the Company or what effect they might have on the Company's financial position in any particular period.

Civil Actions in Respect of Foreign Exchange
Background Information
A number of individuals and corporates in a range of jurisdictions have threatened or brought civil actions against the Group and other banks in relation to Foreign Exchange or may do so in the future. Certain of these cases have been dismissed or have been settled subject to approval from the relevant court (and in the case of class actions, the right of class members to opt-out of the settlement and to seek to file their own claims).

Consolidated FX Action
Beginning in November 2013, a number of civil actions were filed in the SDNY on behalf of proposed classes of plaintiffs alleging manipulation of Foreign Exchange markets under the

Antitrust Act and New York state law and naming several international banks as defendants, including BBPLC and the Company. In February 2014, the SDNY combined all then-pending actions alleging a class of US persons in a single consolidated action ("Consolidated FX Action"). In September 2015, BBPLC and the Company settled the Consolidated FX Action for $384 million. The settlement itself is subject to final court approval and the right of class members to opt-out of the settlement and to seek to file their own claims.

ERISA FX Action
Since February 2015, several other civil actions have been filed in the SDNY on behalf of proposed classes of plaintiffs purporting to allege different legal theories of injury (other than those alleged in the Consolidated FX Action) related to alleged manipulation of Foreign Exchange rates and naming several international banks as defendants, including BPLC, BBPLC, and the Company. One such consolidated action asserts claims under the US Employee Retirement Income Security Act ("ERISA") statute ("ERISA Claims") and includes allegations of conduct that are duplicative of allegations in the other cases, as well as additional allegations about ERISA plans. The Court has ruled that the ERISA allegations concerning collusive manipulation of FX rates are covered by the settlement agreement in the Consolidated FX Action, but has not ruled on whether allegations characterized by the ERISA plaintiffs as non-collusive manipulation of FX rates are likewise covered by the agreement. In September 2016, the Court dismissed all claims (based on both alleged collusive and non-collusive conduct) in the ERISA Claims against the Group and all other defendants as a matter of law. The ERISA plaintiffs have appealed this decision.

Retail Basis Action
Another action was filed in the Northern District of California (and subsequently transferred to the SDNY) against several international banks, including BPLC and the Company, on behalf of a putative class of individuals that exchanged currencies on a retail basis at bank branches ("Retail Basis Claims"). The Court has ruled that the Retail Basis Claims are not covered by the settlement agreement in the Consolidated FX Action. The Group has moved to dismiss the Retail Basis Claims as a matter of law.

Last Look Actions
In addition, in November 2015 and December 2015, two additional civil actions were filed in the SDNY on behalf of proposed classes of plaintiffs alleging injuries based on the Groups' purported improper rejection of customer trades through Barclays Last Look system. In February 2016, BBPLC and the Company settled one of the actions for $50 million on a class-wide basis. (The other action was voluntarily dismissed). Class members have the right to opt-out of the settlement and to seek to file their own claims.

ETF FX Action
In September 2016, another action was filed in the SDNY under federal, New York and California law on behalf of proposed classes of stockholders of Exchange Traded Funds and others who supposedly were indirect investors in FX Instruments. The Group will move to dismiss this action as a matter of law or, alternatively, to enjoin the claims as covered by the settlement agreement in the Consolidated FX Action.

Canadian FX Action
Similar civil actions to the Consolidated FX Action have been filed in Canadian courts against BPLC, BBPLC, the Company, and Barclays Capital Canada, Inc., and other financial defendants on behalf of proposed classes of plaintiffs containing similar factual allegations of manipulation of Foreign Exchange rates as in the US actions and of damages resulting from such manipulation in violation of Canadian law.

Claimed Amounts/Financial Impact
Aside from the settlements discussed above, the financial impact of the actions described on the Company or what effect they might have on the Company's financial position in any particular period is currently uncertain.

Civil Actions in respect of ISDAFIX
Beginning in September 2014, a number of ISDAFIX related civil actions were filed in the SDNY on behalf of a proposed class of plaintiffs, alleging that BBPLC, a number of other banks and one broker, violated the Antitrust Act and several state laws by engaging in a conspiracy to manipulate the USD ISDAFIX. Those actions, which were consolidated in February 2015, arose in connection with certain regulatory and law enforcement agencies' investigations into historical practices with respect to ISDAFIX.

In April 2016, BBPLC and the Company entered into a settlement agreement with plaintiffs to resolve the consolidated action for $30 million, fully resolving all ISDAFIX-related claims that were or could have been brought by the class. In May 2016, the court preliminarily approved the settlement, which remains subject to final approval and to the right of class members to opt-out of the settlement and to seek to file their own claims.

Claimed Amounts/Financial Impact
Aside from the settlements discussed above, it is not currently practicable to provide an estimate of any further financial impact of the actions described on the Company or what effect that they might have upon the Company's financial position in any particular period.

Precious Metals Investigation
BBPLC has been providing information to the DOJ, the CFTC and other authorities in connection with investigations into precious metals and precious-metals-based financial instruments.

For a discussion of civil litigation arising in connection with these investigations see 'Civil Actions in respect of the Gold Fix' below.

Claimed Amounts/Financial Impact
It is not currently practicable to provide an estimate of the financial impact of the actions described on the Company or what effect that they might have upon the Company's financial position in any particular period.

Civil Actions in Respect of the Gold Fix
Since March 2014, a number of civil complaints have been filed in US Federal Courts, each on behalf of a proposed class of plaintiffs, alleging that BBPLC and other members of The London Gold Market Fixing Ltd. manipulated the prices of gold and gold derivative contracts in violation of the CEA, the Antitrust Act, and state antitrust and consumer protection laws. All of the complaints have been transferred to the SDNY and consolidated for pretrial purposes.

A similar civil action has been filed in Canadian courts against BPLC, BBPLC, the Company, Barclays Capital Canada, Inc., and other financial defendants on behalf of a proposed class of plaintiffs containing similar factual allegations of the manipulation of the prices of gold in violation of Canadian law.

Claimed Amounts/Financial Impact
It is not currently practicable to provide an estimate of the financial impact of the actions described on the Company or what effect that they might have upon the Company's financial position in any particular period.

US Residential and Commercial Mortgage related Activity and Litigation

Residential MBS Securities Claims
The Company has been party to a number of lawsuits filed by purchasers of US residential MBS sponsored and/or underwritten by the Group between 2005 and 2008. As a general matter, these lawsuits alleged, among other things, that the residential MBS offering materials allegedly relied on by such purchasers contained materially false and misleading statements and/or omissions and generally demanded rescission and recovery of the consideration paid for the residential MBS and recovery of monetary losses arising out of their ownership. The Company has resolved a number of these claims, and only one action currently remains pending.

Claimed Amounts/Financial Impact
Approximately $100 million of the original face amount of US residential MBS related to the remaining pending action was outstanding as at December 31, 2016. There were virtually no cumulative realized losses reported on these US residential MBS as at December 31, 2016. The Company does not expect that, if it were to lose the remaining pending action, any such loss to be material.

Mortgage Related Actions
Numerous governmental authorities have been investigating various aspects of the mortgage-related business. The Group has responded to requests from the DOJ relating to the residential MBS Working Group of the Financial Fraud Enforcement Task Force ("RMBS Working Group"), which was formed to investigate pre-financial crisis mortgage-related misconduct. In connection with several of the investigations by members of the RMBS Working Group, a number of financial institutions have entered into settlements involving substantial monetary payments resolving claims related to the underwriting, securitization and sale of residential mortgage-backed securities. In December 2016, the DOJ filed a civil complaint against the Company, BPLC, BBPLC and other Group affiliates in the US District Court in the Eastern District of New York containing a number of allegations, including mail and wire fraud, relating to mortgage-backed securities sold between 2005 and 2007. The complaint seeks, among other relief, unspecified monetary penalties. The Group is defending the complaint.

The Group has also received requests for information and subpoenas from the SEC, the US Attorney's Office for the District of Connecticut and Special Inspector General for the US Troubled Asset Relief Program ("SIGTARP") related to trading practices in the secondary market for both RMBS and CMBS. The investigation by the SEC is at an advanced stage.

Claimed Amounts/Financial Impact
It is not currently practicable to provide an estimate of the financial impact of the actions described on the Company or what effect that they might have upon the Company's financial position in any particular period. The cost of resolving these actions could individually or in aggregate prove to be substantial.

Interest Rate Swap US Civil Action
BPLC, BBPLC and the Company, together with other financial institutions that act as market makers for interest rate swaps ("IRS"), Trade Web, and ICAP, are named as defendants in several antitrust class actions consolidated in the SDNY. The complaints allege defendants conspired to prevent the development of exchanges for IRS and demand unspecified money damages, treble damages and legal fees. Plaintiffs include certain swap execution facilities, as well as buy-side investors. The buy-side investors claim to represent a class that transacted in fixed-for-floating IRS with defendants in the US from January 1, 2008 to the present, including, for example, US retirement and pension funds, municipalities, university endowments, corporations, insurance companies and investment funds. Defendants filed motions to dismiss.

Claimed Amounts/Financial Impact
It is not currently practicable to provide an estimate of the financial impact of the actions described on the Company or what effect they might have upon the Company's financial position in any particular period.

Treasury Auction Securities Civil Actions
Numerous putative class action complaints have been filed in US Federal Courts against the Company and other financial institutions that have served as primary dealers in US Treasury securities. The complaints have been consolidated in the US Federal Court in New York. The complaints generally allege that defendants conspired to manipulate the US Treasury securities market in violation of US federal antitrust laws, the CEA and state common law. Some complaints also allege that defendants engaged in illegal "spoofing" of the US Treasury market.

Certain governmental authorities have been conducting investigations into activities relating to the trading of government securities in various markets and the Group has been providing information to various authorities on an ongoing basis.

Claimed Amounts/Financial Impact
It is not currently practicable to provide an estimate of the financial impact of the actions described on the Company or what effect that they might have upon the Company's financial position in any particular period.

Investigation into Americas Wealth & Investment Management Advisory Business
The SEC is investigating certain practices in the Groups' former Wealth Americas investment advisory business relating to certain due diligence failures, fee and billing practices and mutual fund fee waivers and related disclosures. The Group has been cooperating with the investigation, which is at an advanced stage.

Claimed Amounts/Financial Impact
It is not currently practicable to provide an estimate of the financial impact of the action described on the Company or what effect that it might have upon the Company's financial position in any particular period.

General
The Company is engaged in various other legal, competition and regulatory matters in both the US and a number of overseas jurisdictions. It is subject to legal proceedings by and against the Company which arise in the ordinary course of business from time to time, including (but not limited to) disputes in relation to contracts, securities, debt collection, consumer credit, fraud, trusts, client assets, competition, data protection, money laundering, financial crime, employment, environmental and other statutory and common law issues.

The Company is also subject to enquiries and examinations, requests for information, audits, investigations and legal and other proceedings by regulators, governmental and other public bodies in connection with (but not limited to) consumer protection measures, compliance with legislation and regulation, wholesale trading activity and other areas of banking and business activities in which the Company is or has been engaged. The Company is keeping all relevant agencies briefed as appropriate in relation to these matters and others described in this Note on an ongoing basis.

At the present time, the Company does not expect the ultimate resolution of any of these other matters to have a material adverse effect on its financial position.

19.   **Guarantees**

In the ordinary course of its business, the Company indemnifies certain service providers, such as clearing and custody agents, trustees and administrators, against specified potential losses in connection with their acting as an agent of, or providing services to, the Company, its customers and its affiliates. In addition, the Company is a member of payment, clearing and settlement networks as well as securities exchanges around the world that may require the Company to meet the obligations of such networks and exchanges in the event of member defaults. In connection with its prime brokerage and clearing businesses, the Company may agree to clear and settle on behalf of its clients the transactions entered into by them with other brokerage firms. The Company's obligations in respect of such transactions are secured by the assets in the client's account as well as any proceeds received from the transactions cleared and settled by the Company on behalf of the client. The Company is unable to develop an estimate of the maximum payout under these guarantees and indemnifications. However, management believes that it is unlikely the Company will have to make material payments under these arrangements, and no liabilities related to these guarantees and indemnifications have been recognized in the Statement of Financial Condition.

The Company enters into certain derivative contracts that meet the definition of a guarantee under ASC 460, *Guarantees*. Guarantees are defined to include derivative contracts that contingently require a guarantor to make payment to a guaranteed party based on changes in an underlying that relates to an asset, liability or equity security of a guaranteed party. Derivatives that meet the definition of a guarantee include certain written equity options. The Company's derivatives that act as guarantees are summarized below and are shown on a gross basis prior to counterparty netting as of December 31, 2016 (in millions):

	Carrying Value of Liability	Maximum Payout/Notional
Written Equity Options	$ 936	$ 51,144

20.   **Counterparty Credit Risk Management**

As a securities broker-dealer, the Company is engaged in various securities trading and brokerage activities. The Company's securities transactions, both as principal and as agent, are executed with individuals and institutions. This includes brokers and dealers, central clearers and exchanges, commercial banks, insurance companies, pension plans, mutual funds, hedge funds and other financial institutions. The Company's exposure to credit risk is associated with the nonperformance of counterparties in fulfilling their contractual obligations.

The Company's policy is to monitor its customer and counterparty risk through the use of a variety of credit and market exposure reporting and control procedures. This includes marking to market securities transactions and collateral while requiring adjustments to collateral levels where appropriate. In connection with its derivatives trading activities, the Company may enter into master netting agreements and collateral arrangements with counterparties. These agreements may provide the Company with the ability to offset a counterparty's rights and obligations, request additional collateral when necessary or liquidate the collateral in the event of counterparty default. In addition, the Company has a policy of reviewing the credit standing of each counterparty and customer with whom it conducts business as considered necessary.

21.   Regulatory Requirements

Cash and Securities Segregated Pursuant to Federal Regulations
Under the provisions of Rule 15c3-3 of the SEC, $1,366 million of cash has been segregated for the exclusive benefit of customers at December 31, 2016.

The Company is also required to perform a computation of reserve requirements for Proprietary Accounts of Broker Dealers ("PAB") pursuant to SEC Rule 15c3-3. As of December 31, 2016 the Company segregated $11 million of cash in a special reserve bank account to meet the PAB requirement.

As an FCM, the Company is required to segregate funds in a cleared swap customer account, a secured funds account and a segregated funds account under rules mandated by the CFTC. For these purposes, $644 million, $625 million, and $440 million, respectively, are held in accounts at non affiliate banks and are reflected in cash segregated pursuant to federal regulations in the accompanying statement of financial condition.

Net Capital
The Company is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1) and the CFTC Regulation 1.17 which requires the maintenance of minimum net capital. Prior to July 1, 2016, the Company computed its Net Capital deductions for inventory positions under Appendix E of SEA 15c3-1 (Alternative Net Capital, "ANC") and has since then elected to remove its ANC status. Since July 1, 2016, the Company has elected to use the alternative method, permitted by the rule, which requires that the Company maintain minimum net capital of $1.5 million, as defined, or 2% of the aggregate debit balances arising from customer transactions amounting to $1,051 million. Under CFTC Regulation 1.17, the Company is required to maintain an adjusted net capital equivalent to the greater of the 2% of aggregate debits or $1,183 million, which was 8% of the total risk margin requirements for all positions carried in customer and non-customer accounts plus additional net capital requirements related to certain reverse repurchase agreements. At December 31, 2016, the Company had net capital of $7,421 million, which was 50.91% of aggregate debit items and $6,238 million in excess of the minimum net capital requirement.

22.   Subsequent Events

The Company evaluated subsequent events from January 1, 2017 through March 1, 2017, the date the Statement of Financial Condition were available to be issued.

The CME changed its rulebook with effective date of January 3, 2017. Under the new rules, OTC positions cleared will be daily settled by cash payments and not collateralized by these payments (known currently as variation margin). Once implemented, for reporting periods following the effective date, there will be no separate cash collateral recognized for the daily 'variation margin'.